UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2011 of Paragon Shipping Inc. (the "Company"), capitalization table and unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2011, and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2011 and 2010. Unless otherwise specified herein, references to the "Company" or "we" shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission on March 4, 2011. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying containers and various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and one Handymax drybulk carrier. Furthermore, the Company has also entered into shipbuilding contracts for the construction of four Handysize drybulk vessels, scheduled to be delivered in the fourth quarter of 2011 and the third quarter of 2012, one Kamsarmax drybulk vessel, scheduled to be delivered in the second quarter of 2012, and two 4,800-TEU containerships, scheduled to be delivered in the fourth quarter of 2013.

In April 2011, the Company's wholly-owned subsidiary, Box Ships Inc., or Box Ships, successfully completed its initial public offering of 11,000,000 shares of common stock at an initial public offering price of $12.00 per share, or the IPO.  Box Ships' common stock trades on the New York Stock Exchange under the symbol "TEU." In connection with the IPO, we undertook to sell the containerships Box Voyager, Box Trader and CMA CGM Kingfish to Box Ships. The sale and delivery of the Box Voyager and the Box Trader to Box Ships was completed on April 29, 2011 and the sale and delivery of the CMA CGM Kingfish to Box Ships was completed on May 19, 2011. Following the delivery of all of the vessels that Box Ships has agreed to acquire in connection with the IPO, the Company will own approximately 21.3% of the outstanding common stock of Box Ships.

Vessel Management

Allseas Marine S.A., or Allseas, is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman, chief executive officer and interim chief financial officer, Michael Bodouroglou.

We primarily employ our vessels on time charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months.

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses. Whether our vessels are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Results of Operations

Our revenues consist of earnings under the charters that we employ our vessels on. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Available days. We define available days as the total number of days in a period during which each vessel in the fleet was owned, net of off-hire days, associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days (also referred to as voyage days) to measure the number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of available days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•
Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Out of Market Acquired Time Charters

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue. Above or below market acquired time charters were fully amortized as of December 31, 2010.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Drydocking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material, the billing currency of the yard, the days the vessel is off hire in order to complete its survey and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. We expense drydocking costs as incurred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for containerships from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees

From January 1, 2010 through June 1, 2010, we paid Allseas a technical management fee of $650 for the period from signing of the management agreement (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels were owned by the Company, and the fee was adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. Effective June 1, 2010, we amended our agreements with Allseas and we currently pay Allseas management fees of €620 per day per vessel. This amount is subject to adjustment on June 1 of each year based on the annual Greek inflation rate. In addition, under the management agreements, Allseas is entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf.

We entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas be reimbursed on a quarterly basis.

Furthermore, we have entered into a separate accounting agreement with Allseas. Under the agreement, in exchange for the provision of legal, accounting and financial services, Allseas was entitled to €200,000 per year, payable quarterly, from January 1, 2010 to May 31, 2010. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 per year, payable quarterly, for the provision of financial reporting services.

We have also entered into management agreements with Allseas, relating to the supervision of each of the contracted newbuildings pursuant to which Allseas will be paid: (i) a flat fee of $375,000 for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to us; (ii) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 per day for each day in excess of five days per calendar year for which a superintendant performed on site inspection.

In order to incentivize Allseas' continued services, we have entered into an agreement on November 10, 2009, with Loretto Finance Inc., or Loretto, a wholly-owned subsidiary of Allseas, that owns 2.0% of our issued and outstanding shares of common stock. Pursuant to this agreement, we have agreed to maintain the aggregate number of our shares issued to Loretto at 2% of our total issued and outstanding shares of common stock following the issuance of any additional shares of common stock, other than issuances under our equity incentive plan, or shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009. The fair value of the shares issued to Loretto will be deemed share-based compensation for management services and will be charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares.

General and Administrative Expenses

General and administrative expenses include share based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We also expect to incur financing costs and interest expenses under our future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

Selected Information

The following tables present selected unaudited consolidated financial and other data of Paragon Shipping Inc. for the three months ended March 31, 2010 and 2011 and as of December 31, 2010 and March 31, 2011, which is derived from our unaudited consolidated condensed financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data and average daily results.

STATEMENTS OF INCOME	Three Months Ended March 31,
	2010	2011
Net revenues	29,667,874	27,489,163
Vessel operating expenses	4,694,074	5,530,541
Dry-docking expenses	119,324	751,057
Management fees charged by a related party	881,409	1,375,613
General and administrative expenses	3,625,435	2,829,555
Operating income	12,603,031	7,948,919
Net income	9,159,495	5,425,096
Earnings per Class A common share, basic and diluted	0.18	0.09

CASH FLOW DATA
Net Cash from operating activities	16,624,696	12,390,334
Net Cash from / (used in) investing activities	18,274,230	(5,253,754)
Net Cash (used in) /from financing activities	(38,133,688)	15,190
Net (decrease) / increase in cash and cash equivalents	(3,234,762)	7,151,770

	December 31,	March 31,
	2010	2011
BALANCE SHEET DATA

Total assets	821,276,010	826,755,074
Total liabilities	330,804,343	320,210,078
Total shareholders' equity	490,471,667	506,544,996

	Three Months Ended March 31,
	2010 (1)	2011
		Drybulk Fleet	Containership Fleet	Combined Fleet
FLEET DATA
Average number of vessels (2)	11.2	11.0	2.0	13.0
Available days for the fleet (3)	990	955	180	1,135

Number of vessels at end of period	11	11	2	13
Average age of fleet	8	8	1	7
Calendar days for fleet (4)	1,004	990	180	1,170
Fleet utilization (5)	99%	96%	100%	97%

AVERAGE DAILY RESULTS

Vessel operating expenses (6)	4,675	4,704	4,851	4,727
Drydocking expenses (7)	119	759	-	642
Management fees (8)	878	854	846	1,176
General and administrative expenses (9)	3,611	-	292	2,418

(1)	During this period, the Company was operating only in the drybulk segment.
(2)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

(4)
Calendar days for the fleet are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(5)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing available days by fleet calendar days for the relevant period.
(6)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily drydocking expenses is calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(8)
Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period. For the purposes of our segment analysis, items non-related to vessels have been excluded from the calculations.

(9)
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. For the purposes of our segment analysis, items non-related to vessels have been excluded from the calculations.

Results of Operations

Three months ended March 31, 2011 and 2010

The average number of vessels in our fleet was 13.0 for the three months ended March 31, 2011, compared to 11.2 for the three months ended March 31, 2010. The following analysis on a combined and on a segment basis, exhibits the primary driver of differences between these periods.

•	Time charter revenue—Time charter revenue, for the three months ended March 31, 2011, was $29.0 million, compared to $31.4 million for the three months ended March 31, 2010.

Our Drybulk time charter revenue for the three months ended March 31, 2011, was $25.4 million, compared to $31.4 million for the three months ended March 31, 2010. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels during the first quarter of 2011, compared to the first quarter of 2010 as a result of the lower contracted rates and the decrease in the amortization of below market acquired time charters from $2.9 million for the three months ended March 31, 2010, to $0 for the three months ended March 31, 2011. It also reflects the decrease in the number of available days of our drybulk fleet from 990 for the three months ended March 31, 2010, to 955 for the three months ended March 31, 2011. After deducting commissions of $1.4 million, we had net revenue of $24.0 million, for the three months ended March 31, 2011, compared to $29.7 million net revenue after deducting commissions of $1.7 million for the three months ended March 31, 2010. The decrease in commissions is mainly due to the decrease in the charter rates earned by the vessels. The charter rates earned by the vessels may be affected further in the future following expiration of our current charters if the current weak charter market environment persists or worsens.

During the first quarter of 2011, our containerships generated gross revenue of $3.6 million, less commissions of $0.1 million.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, amounted to $5.5 million, or $4,727 per day for the three months ended March 31, 2011, compared to $4.7 million, or $4,675 for the three months ended March 31, 2010. The increase in operating expenses reflects mainly the increase in the average number of our vessels from 11.2 vessels for the three months ended March 31, 2010, to 13 for the three months ended March 31, 2011.

For the three months ended March 31, 2011, our drybulk vessels' operating expenses amounted to $4.7 million, or approximately $4,704 per day, which does not vary significantly from the operating expenses of $4.7 million, or approximately $4,675 per day for the three months ended March 31, 2010.

For the three months ended March 31, 2011, our containerships' operating expenses amounted to $0.9 million or $4,851 per day.

•
Dry-docking expenses—We incurred an aggregate of $0.8 million in dry-docking expenses for the three months ended March 31, 2011, relating to our drybulk vessels, compared to $0.1 million in dry-docking expenses for the three months ended March 31, 2010. During the three months ended March 31, 2011, the aggregate amount of $0.8 million was mainly due to the dry-docking of two drybulk vessels.

•
Management fees charged by a related party— We incurred an aggregate of $1.4 million in management fees for the three months ended March 31, 2011, comprising of $0.8 million and $0.2 million relating to our drybulk vessels and containerships, respectively, plus an additional $0.4 million in fees unrelated to our drybulk or containership segments, compared to an aggregate of $0.9 million in management fees for the three months ended March 31, 2010, comprising of $0.8 million relating to our drybulk vessels and $0.1 million in fees unrelated to our drybulk vessels. The increase in management fees reflects primarily the increase in share-based compensation recorded of $0.2 million for the first quarter of 2011, relating to the award of shares to our Manager while there were no such awards for the first quarter of 2010. It also reflects the adjustment to the management fee per day per vessel under our revised management agreement, as well as the increase in the average number of vessels in our fleet during the first quarter of 2011, compared to the first quarter of 2010, and the corresponding increase in the number of calendar days of our fleet. We incurred an average management fee of $1,176 and $878 per day per vessel during the three months ended March 31, 2011 and 2010, respectively.

•
Depreciation—Depreciation of vessels for the three months ended March 31, 2011, amounted to $8.8 million, comprising of $8.0 million and $0.8 million relating to our drybulk and container vessels, respectively, compared to $8.0 million for the three months ended March 31, 2010, reflecting the increase in the average number of vessels in our fleet for the three months ended March 31, 2011, compared to the three months ended March 31, 2010.

•
General and administrative expenses—General and administrative expenses for the three months ended March 31, 2011 were $2.8 million, compared to $3.6 million in general and administrative expenses, for the three months ended March 31, 2010. The $0.8 million decrease in general and administrative expenses relates mainly to the decrease of $1.1 million in share-based compensation, offset by a $0.2 million increase in the cost of remuneration to directors and officers and a $0.1 million increase in travel and insurance expenses for officers and directors.

•
Loss on derivatives—Loss on derivatives for the three months ended March 31, 2011, of $0.2 million consists of an unrealized gain of $0.9 million, representing a gain to record at fair value our interest rate swaps for the first quarter of 2011 and realized expenses of $1.1 million incurred from interest rate swaps during the same period. Loss on derivatives for the three months ended March 31, 2010, of $1.1 million consisted of an unrealized gain of $1.0 million, representing a gain to record at fair value our interest rate swaps for the first quarter of 2010 and realized expenses of $2.1 million incurred during the same period.

•	Net income—As a result of the above factors, net income for the three months ended March 31, 2011, was $5.4 million, compared to $9.2 million for the three months ended March 31, 2010.

Cash Flows

Our principal sources of funds for the three months ended March 31, 2011 have been the earnings before non-cash charges and the issuance of common shares. Our principal uses of funds have been (i) advance payments for vessel acquisitions and vessels under construction, (ii) working capital requirements, (iii) principal and interest payments on our existing indebtedness and (iv) dividend payments to our common stockholders. Cash and cash equivalents totaled $41.9 million at March 31, 2011, compared to $34.8 million at December 31, 2010. Working capital surplus was $18.4 million as of March 31, 2011, compared to working capital surplus of $10.3 million as of December 31, 2010. The $8.1 million increase in our working capital is mainly due to the increase in cash and cash equivalents by $7.2 million, offset by other fluctuations in the rest of current assets and current liabilities. The overall cash position in the future may be negatively impacted if the current economic environment worsens.

Operating Activities

•
Net cash from operating activities was $12.4 million for the three months ended March 31, 2011, compared to $16.6 million for the three months ended March 31, 2010, mainly due to an increase of $2.8 million compared to a decrease of $0.8 million in operating assets and liabilities for the respective periods. The increase in operating assets and liabilities for the three months ended March 31, 2011 is mainly due to the increase in amounts due from the management company and the decrease in deferred income.

Investing Activities

•
Net cash used in investing activities was $5.3 million, for the three months ended March 31, 2011. This mainly reflects the $5.3 million advance payment regarding the 10% deposit for the acquisition of the CMA CGM Kingfish. Net cash from investing activities for the three months ended March 31, 2010, was $18.3 million, which mainly reflects the proceeds of $18.3 million from the sale of the M/V Blue Seas.

Financing Activities

•
Net cash from financing activities was $15,190 for the three months ended March 31, 2011, which is the result of the net proceeds from the issuance of common shares of $12.0 million, offset by the repayments of long-term debt which amounted to $8.8 million, the payments of financing costs of $0.3 million and by the dividends paid of $3.0 million. Net cash used in financing activities was $38.1 million, for the three months ended March 31, 2010, which is the result of the long-term debt repayments of $34.8 million, the payments of financing costs of $0.7 million and by the dividends paid of $2.6 million.

Loan Facilities

For information relating to our secured loans and credit facilities, please see Note 12 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2010 and Note 5 to our unaudited condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, ensure the quality of our drybulk carriers and containerships, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, pay dividends to our shareholders. Beginning with the first quarter of 2011, our board of directors has suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market.  This suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions.

In 2010, we entered into shipbuilding contracts with a Chinese shipyard for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels totaling $192.2 million with estimated delivery dates during the period October 2011 to December 2012. On March 17, 2011, we agreed to substitute two 4,800 TEU containerships with scheduled deliveries in the fourth quarter of 2013 for two of our Kamsarmax newbuilding contracts that were scheduled for delivery in the third and fourth quarters of 2012, respectively. As a result of this substitution, the net aggregate increase in the contract price was $50.2 million, with the majority of the purchase price due upon delivery. Our current newbuilding program consists of four Handysize drybulk vessels, one Kamsarmax drybulk vessel and two 4,800-TEU containerships, with an aggregate cost of $242.4 million, of which $185.0 million remains outstanding as of March 31, 2011 which we intend to finance with a combination of equity and debt. If we do not acquire any additional vessels, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 months assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from existing and future equity offerings and revenues from operations to meet our liquidity needs going forward.

As of March 31, 2011, we had $309.1 million of outstanding indebtedness to banks, of which $35.1 million was payable within the next 12 months and had no unused borrowing capacity.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

The Company regularly monitors our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of March 31, 2011 the Company had no currency derivative contracts.

We manage our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements. For information relating to our swap agreements, please see Note 13 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2010 and Note 6 to our unaudited condensed consolidated financial statements included elsewhere herein.

Recent Developments

Loan Facilities

In connection with the IPO of Box Ships in April 2011, we agreed to make available to Box Ships an unsecured credit facility of up to $30.0 million for the purpose of partly financing Box Ships' initial fleet and minimum liquidity requirements. This facility will bear interest at LIBOR plus 4.0%, and any amounts drawn will be repayable in full by the second anniversary of the closing of the IPO. As of May 27, 2011, no amounts have been drawn under this facility.

On April 29, 2011, we repaid the $46.4 million outstanding under our secured loan agreement with Credit Suisse AG relating to the containerships Box Trader and the Box Voyager upon the completion of the sale and delivery of the vessels to Box Ships.

On April 22, 2011, we entered into a secured loan facility with Credit Suisse AG for an amount of up to $26.0 million to be used to finance part of the purchase price of the containership CMA CGM Kingfish. The loan was fully drawn on April 27, 2011 and repaid on May 19, 2011, following the sale and delivery of the vessel to Box Ships.

On May 5, 2011, we entered into a secured loan facility with a syndicate of European banks for an amount of up to $89.5 million to finance 65% of the purchase price of our current drybulk newbuilding vessels (one Kamsarmax and four Handysize drybulk vessels), comprised of five advances, one for each newbuilding vessel, which are available upon the delivery of each vessel.

As of March 31, 2011, we were not in compliance with the aggregate average fair market value covenant contained in our senior secured loan agreement with Commerzbank AG.  On May 24, 2011, Commerzbank AG granted us a waiver for the period from January 1, 2011 through March 31, 2011, for the aggregate average market value covenant contained in the loan agreement, provided we place the next repayment installment of $2.1 million in a deposit account with the bank. We have the intention and currently have the ability to cure this breach in the event that we are not in compliance with the average fair market value covenant at the next compliance date. This senior secured loan has not been classified as a current liability on our unaudited condensed consolidated balance sheet.

Controlled Equity Offering

On October 12, 2010, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of May 27, 2011, 6,919,900 common shares have been sold in the Controlled Equity Offering, with net proceeds to us amounting to $23.3 million and compensation payable to Cantor Fitzgerald & Co. amounting to $0.5 million, 25,000 of which were sold subsequent to March 31, 2011, resulting in net proceeds to us of $0.1 million and compensation payable to Cantor Fitzgerald & Co. of $1,485.

Vessel Sales

On April 19, 2011, we entered into a Memoranda of Agreement for the sale of the containerships Box Voyager and Box Trader to Box Ships, in consideration for an aggregate of 2,266,600 shares of Box Ships' common stock and $69.2 million in cash. On April 29, 2011, we completed the sale and delivery of the vessels to Box Ships. As a result of the consideration received by us, being partly based on the closing price of Box Ships' common stock on the delivery date of the vessels, we will record in the second quarter of 2011, a non-cash loss of approximately $8.7 million.

On April 19, 2011, we entered into a Memorandum of Agreement for the sale of the containership CMA CGM Kingfish to Box Ships, in consideration for 1,170,900 shares of Box Ships' common stock and approximately $35.8 million in cash. We completed the sale and delivery of the vessel to Box Ships on May 19, 2011. As a result of the consideration received by us, being partly based on the closing price of Box Ships' common stock on the delivery date of the vessel, we will record in the second quarter of 2011, a non-cash loss of approximately $5.9 million.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2010. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2010.

Capitalization

The following table sets forth our capitalization as of March 31, 2011:

•	On an actual basis;

•	On an as adjusted basis giving effect to the following transactions which occurred between April 1, 2011 and May 26, 2011:

(i)	the scheduled bank debt repayments amounting to $3.4 million,
(ii)
the repayment of a $46.4 million liability which is associated with the sale of the Box Voyager and the Box Trader to Box Ships Inc. and is related to the outstanding indebtedness of the vessels as of the respective delivery date, on April 29, 2011,

(iii)	the proceeds from long-term debt of $26.0 million associated with the acquisition of the CMA CGM Kingfish and subsequent repayment on May 19, 2011,
(iv)
the sale and issuance of 25,000 common shares pursuant to the Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., as agent, dated October 12, 2010 (the "CEO Sales Agreement"), resulting in net proceeds of $0.1 million, and

(v)
the Company's obligation to issue 10,900 shares of common stock for no cash consideration to Loretto, representing 2% of the common shares issued under the CEO Sales Agreement in connection with the Company's obligation to maintain the aggregate number of shares issued to Loretto at 2%.

•	On an as further adjusted basis to give effect to the following transactions:

(i)
the issuance and sale of the maximum remaining 8,080,100 common shares pursuant to the CEO Sales Agreement, dated October 12, 2010, at an assumed offering price of $2.79 per share, which was the last reported closing price of our common shares on May 26, 2011, resulting in net proceeds of approximately $22.1 million, after deducting the estimated commission of 2% of gross proceeds, and

(ii)
the issuance of 161,602 shares of common stock for no cash consideration to Loretto representing 2% of the maximum remaining common shares which are available to be issued under the CEO Sales Agreement in connection with the Company's obligation to maintain the aggregate number of shares issued to Loretto at 2%.

As of March 31, 2011, we had $41.9 million in cash and cash equivalents and restricted cash of $25.0 million. As of May 26, 2011, we had $52.8 million in cash and cash equivalents and restricted cash of $25.0 million.  On an "as further adjusted" basis as described above and taking into account the factors set forth below, cash and cash equivalents are approximately $74.9 million and restricted cash of $25.0 million. The "as further adjusted" basis takes into consideration the starting cash balance of May 26, 2011 and adjusts for the estimated net proceeds from the issuance of the maximum remaining shares outstanding pursuant to the CEO Sales Agreement of approximately $22.1 million, and does not take into consideration any scheduled loan repayments after May 26, 2011.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalizations or special dividends between April 1, 2011 and the date of this filing.

	As of March 31, 2011
Expressed in thousands of United States Dollars	Actual	As Adjusted	As Further Adjusted

Long-term debt, including current portion (1) (2) (4):	$309,066	$259,246	$259,246

Shareholders' equity:

Preferred shares, $0.001 par value; 25,000,000 authorized, none issued, none outstanding	—	—	—

Class A common shares, $0.001 par value; 750,000,000 authorized, 59,826,997 issued and outstanding actual; 59,862,897 issued and outstanding as adjusted and 68,104,599 issued and outstanding as further adjusted (3)	60	60	68

Class B common shares, $0.001 par value; 5,000,000 authorized, none issued and outstanding	—	—	—

Additional paid-in capital	443,962	444,036	466,571

Retained earnings	62,523	62,522	62,071

Total shareholders' equity	506,545	506,618	528,710

Total capitalization	$815,611	$765,864	$787,956
_________________
(1)	All of our indebtedness is secured.
(2)	Total debt does not include the fair value of the derivative liabilities, which was $4.5 million as of March 31, 2011.
(3)
Does not include an aggregate of 322,006 shares of common stock issuable upon the exercise of our outstanding warrants at an exercise price of $10.00 per share, which expire in November 2011, and upon the exercise of outstanding options, with an exercise price of $12.00 per share, issued pursuant to our equity incentive plan.

(4)
"As Further Adjusted" – Total debt does not include any future amounts we may draw under the new credit facility agreement dated May 5, 2011 (please see Note 11.2 to our unaudited condensed consolidated financial statements included elsewhere herein).

-Table Follow-

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of May 27, 2011.

Operating Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handymax
Crystal Seas	Handymax	43,222	1995
Total Handymax	1	43,222
Grand Total	11	747,994

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type	Dwt	Expected Delivery
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Total Kamsarmax	1	82,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handysize	4	148,800
Grand Total	5	230,800

Containership Fleet

The following tables represent the containership newbuilding vessels that we have agreed to acquire as of May 27, 2011.

Containership Newbuildings that we have agreed to acquire

Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656	4,800	56,500	2013
Hull no. 657	4,800	56,500	2013
Total	9,600	113,000

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2010 and March 31, 2011
(Expressed in United States Dollars)
	December 31, 2010	March 31, 2011
Assets
Current assets
Cash and cash equivalents	34,787,935	41,939,705
Restricted cash	14,990,000	14,990,000
Trade receivables, net	1,087,304	1,200,591
Other receivables	1,464,051	947,946
Prepaid expenses	528,475	534,809
Due from management company	1,579,192	2,846,952
Inventories	1,066,321	1,229,458
Total current assets	55,503,278	63,689,461
Fixed assets
Vessels, net	695,148,227	686,404,168
Advances for vessel acquisitions and vessels under construction	58,460,129	63,898,582
Other fixed assets, net	231,745	285,881
Total fixed assets, net	753,840,101	750,588,631
Other assets	1,922,631	2,466,982
Restricted cash	10,010,000	10,010,000
Total Assets	821,276,010	826,755,074
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $44,625 and $32,795 as of December 31, 2010 and March 31, 2011 respectively)	1,939,685	2,462,587
Accrued expenses	2,230,475	2,300,809
Accrued expenses	2,230,475	2,300,809
Interest rate swaps	3,881,173	3,521,408
Deferred income	2,083,034	1,900,801
Current portion of long-term debt	35,077,988	35,077,988
Total current liabilities	45,212,355	45,263,593
Long-term liabilities
Long-term debt	282,757,012	273,987,515
Deferred income	1,300,699	-
Interest rate swaps	1,534,277	958,970
Total long-term liabilities	285,591,988	274,946,485
Total Liabilities	330,804,343	320,210,078
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding at December 31, 2010 and March 31, 2011	-	-
Class A common shares, $0.001 par value; 750,000,000 authorized; 55,870,299 and 59,826,997 issued and outstanding at December 31, 2010 and March 31, 2011, respectively	55,870	59,827
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding at December 31, 2010 and March 31, 2011	-	-
Additional paid-in capital	430,339,354	443,961,829
Retained earnings	60,076,443	62,523,340
Total shareholders' equity	490,471,667	506,544,996
Total Liabilities and Shareholders' Equity	821,276,010	826,755,074

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2010 and 2011
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2011
Revenue
Time charter revenue (including amortization of below market acquired time charters of $2,897,745 and $0 for the
three months ended March 31, 2010 and 2011, respectively)	31,406,252	29,019,519
Less: commissions (including related party commissions of $354,880 and
$336,638 for the three months ended March 31, 2010
and 2011, respectively)	1,738,378	1,530,356
Net Revenue	29,667,874	27,489,163
Expenses/(Income)
Voyage expenses	84,555	125,580
Vessels operating expenses (including expenses charged by a
related party of $73,366 and $83,478 for the three months ended
March 31, 2010 and 2011, respectively)	4,694,074	5,530,541
Dry-docking expenses	119,324	751,057
Management fees charged by a related party (including share
based compensation of $0 and $246,928 for the three months ended
March 31, 2010 and 2011, respectively)	881,409	1,375,613
Depreciation	8,035,874	8,760,224
General and administrative expenses (including share
based compensation of $2,409,345 and $1,343,180 for the three months
ended March 31, 2010 and 2011, respectively)	3,625,435	2,829,555
Bad debt provisions	-	167,674
Gain on sale of assets	(262,490)	-
Gain from vessel early redelivery	(113,338)	-
Operating Income	12,603,031	7,948,919

Other Income/(Expenses)
Interest and finance costs	(2,546,488)	(2,400,782)
Loss on derivatives	(1,083,280)	(178,777)
Interest income	155,775	40,628
Foreign currency gain	30,457	15,108
Total Other Expenses, net	(3,443,536)	(2,523,823)
Net Income	9,159,495	5,425,096

Earnings per Class A common share, basic and diluted	$0.18	$0.09

Weighted average number of Class A common shares, basic and diluted	49,481,525	56,282,522

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
For the three months March 31, 2010 and 2011
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
			Additional
	Number of	Par	Paid-in	Retained
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2010	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares and share based compensation	44,000	44	2,409,301		2,409,345
Dividends declared ($0.05 per share)				(2,561,504)	(2,561,504)
Net Income				9,159,495	9,159,495
Balance March 31, 2010	51,233,033	51,233	411,028,311	54,193,610	465,273,154

Balance January 1, 2011	55,870,299	55,870	430,339,354	60,076,443	490,471,667
Issuance of Class A common shares, and share based compensation	3,956,698	3,957	13,622,475		13,626,432
Dividends declared ($0.05 per share)				(2,978,199)	(2,978,199)
Net Income				5,425,096	5,425,096
Balance March 31, 2011	59,826,997	59,827	443,961,829	62,523,340	506,544,996

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2010 and 2011
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2011

Cash flows from operating activities
Net Income	9,159,495	5,425,096
Adjustments to reconcile net income to net cash provided by operating activities

Depreciation	8,035,874	8,760,224
Gain on sale of assets	(262,490)	-
Amortization of below market acquired time charters	(2,897,745)	-
Amortization of financing costs	342,629	122,160
Bad debt provisions	-	167,674
Share based compensation	2,409,345	1,590,108
Unrealized gain on interest rate swaps	(1,015,937)	(935,073)
Changes in assets and liabilities
Trade receivables	1,273,974	(280,961)
Other receivables	(31,895)	333,404
Prepaid expenses	375,614	(6,334)
Inventories	33,807	(163,137)
Due from management company	(202,882)	(1,267,760)
Other long term receivables	594,919	-
Trade accounts payable	(108,405)	487,829
Accrued expenses	(124,819)	(359,964)
Deferred income	(956,788)	(1,482,932)
Net cash from operating activities	16,624,696	12,390,334
Cash flow from investing activities
Net proceeds from sale of assets	18,312,892	-
Advances for vessel acquisitions and vessels under construction	-	(5,438,453)
Insurance claim recoveries	-	255,000
Other fixed assets	(38,662)	(70,301)
Net cash from / (used in) investing activities	18,274,230	(5,253,754)
Cash flows from financing activities
Repayment of long-term debt	(34,825,000)	(8,769,497)
Payment of financing costs	(747,184)	(260,000)
Proceeds from the issuance of Class A common shares (net)	-	12,022,886
Dividends paid	(2,561,504)	(2,978,199)
Net cash (used in) / from financing activities	(38,133,688)	15,190
Net (decrease) / increase in cash and cash equivalents	(3,234,762)	7,151,770
Cash and cash equivalents at the beginning of the period	133,960,178	34,787,935
Cash and cash equivalents at the end of the period	130,725,416	41,939,705

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of cargoes and containers worldwide through the ownership and operation of drybulk carriers and container vessels. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended. The accompanying consolidated condensed financial statements include the accounts of Paragon Shipping Inc., and its wholly-owned subsidiaries (collectively the "Company") as discussed in the following tables:

Drybulk Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Opera Navigation Co.	December 21, 2006	Marshall Islands	Crystal Seas	January 2007	1995	43,222
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151

Container Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	TEU
Ardelia Navigation Ltd.	June 15, 2010	Liberia	Box Voyager (1)	July 2010	2010	3,426
Eridanus Trading Co.	July 1, 2010	Liberia	Box Trader (1)	August 2010	2010	3,426
Delphis Shipping S.A.	February 7, 2011	Liberia	CMA CGM Kingfish (1)	April 2011	2007	5,095

(1) Refer to Note 11.3

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

1. Basis of Presentation and General Information – Continued

Newbuildings

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT / TEU
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	656 (1)	Containership	2013	4,800 TEU
Coral Ventures Inc.	August 5, 2009	Liberia	604	Drybulk Carrier	2011	37,200 Dwt
Ovation Services Ltd.	September 16, 2009	Marshall Islands	619	Drybulk Carrier	2012	82,000 Dwt
Winselet Shipping & Trading Co.	April 6, 2010	Liberia	605	Drybulk Carrier	2011	37,200 Dwt
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	657 (1)	Containership	2013	4,800 TEU
Aminta International S.A.	May 5, 2010	Liberia	612	Drybulk Carrier	2012	37,200 Dwt
Adonia Enterprises S.A.	May 5, 2010	Liberia	625	Drybulk Carrier	2012	37,200 Dwt

(1) Refer to Note 3

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Box Ships Inc. (1)	May 19, 2010	Marshall Islands

(1) Refer to Note 11.3

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Paragon Shipping Inc., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2011. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2010 included in the Company's Annual Report on Form 20-F.

2. Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2010 included in the Company's Annual Report on Form 20-F.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

3. Advances for Vessels under Construction

In 2010, the Company entered into shipbuilding contracts with a Chinese shipyard for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels totaling $192.2 million with estimated delivery dates during the period October 2011 to December 2012. Each contract provides for payment in two installments, the first was paid in 2010 upon signing of the agreement and totaled $57.5 million and the second installment will be paid on delivery of each vessel totaling on aggregate $134.8 million. The first installment was financed from the Company's own funds. On March 17, 2011, the Company agreed to substitute two 4,800 TEU containerships with scheduled delivery in the fourth quarter of 2013 for two of its Kamsarmax newbuilding contracts that were scheduled for delivery in the third and fourth quarters of 2012, respectively. As a result of this substitution, the net aggregate increase in the contract price was $50.2 million, with the majority of the purchase price due upon delivery.

The Company has also entered into management agreements with Allseas Marine S.A. ("Allseas"), relating to the supervision of each of the contracted newbuildings pursuant to which Allseas will be paid: (1) a flat fee of $375,000 ("flat fee") for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel and (3) €500 per day for each day in excess of 5 days per calendar year for which a Superintendant performed on site inspection.

On January 22, 2011, Allseas entered into an agreement to acquire the CMA CGM Kingfish, a 5,095-TEU 2007-built containership, from CMA CGM for $52.5 million. On February 15, 2011, Allseas nominated a Company's vessel owning subsidiary as the actual buyer of CMA CGM Kingfish. The vessel was built at Hyundai Heavy Industries Samho, Korea. The vessel was delivered to the Company on April 29, 2011 and was sold to Box Ships on May 19, 2011 (refer Note 11.3).

The increase in Advances for vessel acquisitions and vessels under construction during the quarter ended March 31, 2011 represents the 10% advance payment for the CMA CGM Kingfish, and capitalized expenses relating to vessels under construction.

4. Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2010	$800,368,624	$(105,220,397)	$695,148,227
Depreciation for the period	-	(8,744,059)	(8,744,059)
Balance March 31, 2011	$800,368,624	$(113,964,456)	$686,404,168

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

5. Long-Term Debt

Debt	December 31, 2010	March 31, 2011
Long-term debt	$282,757,012	$273,987,515
Current portion of long-term debt	35,077,988	35,077,988
Total long-term debt	$317,835,000	$309,065,503

Details of the loan and credit facilities as of December 31, 2010 are discussed in Note 12 of our consolidated financial statements for the year ended December 31, 2010 included in the Company's annual report on Form 20-F.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

5. Long-Term Debt – Continued

The minimum annual principal payments, in accordance with the loan and credit facility agreements, as amended, required to be made after March 31, 2011, are as follows:

To March 31,
2012	35,077,988
2013	139,887,515
2014	22,500,000
2015	26,000,000
2016	16,500,000
Thereafter	69,100,000
Total	309,065,503

The loan facilities are secured by first-priority mortgage over the Company's vessels.

As of March 31, 2011 the Company was not in compliance with the aggregate average fair market value covenant contained in the senior secured loan agreement with Commerzbank AG. On May 24, 2011, Commerzbank AG granted a waiver to the Company for the period from January 1, 2011 to March 31, 2011, for the aggregate average market value covenant contained in the loan agreement, provided that the next repayment installment of $2.1 million was placed in a deposit account with the same bank, which was complied with. Management has the intention and the ability to cure this breach in the event that the Company is still not in compliance with this covenant at the next compliance date, and therefore this senior secured loan has not been classified as current liabilities on the Company's unaudited condensed consolidated balance sheet.

6. Financial Instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of March 31, 2011, the Company's outstanding interest rate swaps had a combined notional amount of $164.6 million.

The Company's interest rate swaps did not qualify for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and reflects the resulting unrealized loss/gain during the period in earnings.

Information on the location and amounts of derivative fair values in the condensed consolidated balance sheets and derivative losses in the condensed consolidated income statements are shown below:

Derivatives Instruments not	Liability Derivatives
designated as hedging instruments		December 31, 2010	March 31, 2011
	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$3,881,173	$3,521,408
Interest rate contracts	Long-Term Liabilities – Interest rate swaps	1,534,277	958,970
Total derivatives		$5,415,450	$4,480,378

		Three Months Ended	Three Months Ended
Derivatives Instruments not designated as hedging instruments	Location of (Loss) /Gain Recognized	March 31, 2010 (Loss)/Gain	March 31, 2011 (Loss)/Gain
Interest rate swaps – Fair value	Loss on derivatives (net)	$1,015,937	$935,073
Interest rate swaps – Realized Loss	Loss on derivatives (net)	(2,099,217)	(1,113,850)
Net loss on derivatives		$(1,083,280)	$(178,777)

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

6. Financial Instruments – Continued

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of our financial instruments as of December 31, 2010 and March 31, 2011.

	Significant Other Observable Inputs (Level 2)
	December 31, 2010	March 31, 2011
Interest rate swaps - liability	$5,415,450	$4,480,378

As of December 31, 2010 and March 31, 2011, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheet.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the loan/credit facilities approximates the carrying value due to the variable interest rate and no significant change in the Company's credit risk.

7. Segment Information

The Company with its acquisition of its two container vessels in July and August 2010, has two reportable segments for the period ended March 31, 2011 from which it derives its revenues: the drybulk carrier segment and the containership segment, whereas for the quarter ended March 31, 2010 it operated only in the drybulk carrier segment. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different services. The drybulk carrier segment consists of the transportation and handling of drybulk cargoes through ownership and trading of drybulk vessels. The containership segment consists of transportation and handling of containers through ownership and trading of container vessels.

The Company measures segment performance based on net income. The table below presents information about the Company's reportable segments for the three months ended March 31, 2011:

	Drybulk Segment	Containership Segment	Unallocated			Total
Net revenue	$23,959,093	$3,530,070		---		$27,489,163
Segment income	$7,477,546	$1,228,614	$	( 3,158,023	) (1)	$5,548,137

Other						(123,041)

Net income						$5,425,096

Total assets	$632,423,741	$130,193,232		$64,138,101	(2)	$826,755,074

(1) Relates to share-based compensation, accounting fees paid to Allseas, general and administrative expenses and interest and finance costs of $3,158,023 on aggregate. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

(2) Relates mainly to cash and cash equivalents (including restricted cash) of $60,103,187 and to an amount of $2,957,839 due from our Manager as of March 31, 2011. These amounts are not allocated to individual segments.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

8. Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net income per share for the three months ended March 31, 2010 and 2011:

Basic EPS – Class A Common Shares – The two class method EPS is calculated as follows:

	Three Months Ended	Three Months Ended
Numerators	March 31, 2010	March 31, 2011
Net income	$9,159,495	$5,425,096
Less: Income attributable to non-vested share awards	(312,635)	(180,753)
Net Income available to common shareholders	$8,846,860	$5,244,343
Denominators
Weighted average common shares outstanding, basic and diluted	49,481,525	56,282,522
Net income per common share:
Basic and diluted	$0.18	$0.09

Weighted Average Shares – Basic - In calculating basic EPS for our Class A Common Shares, the Company includes the effect of vested share awards and Class A Common Shares issued for exercised stock option awards and warrants from the date they are issued or vest.

Weighted Average Shares – Diluted - In calculating diluted earnings per share the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for our Class A Common Shares, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan
•	Class A Common Shares issuable upon exercise of the Company's outstanding warrants.
•	Class A Common Shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 32,000 stock option awards, 290,006 warrants as of March 31, 2010 and 2011 and 1,751,508 and 1,603,184 non-vested share awards as of March 31, 2010 and 2011, respectively, in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

9. Share Based Payments - Equity incentive plan – Non-vested share awards

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value
Non vested, December 31, 2010	1,913,184	$3.89
Granted	40,000	3.09
Vested	(350,000)	3.71
Non vested, March 31, 2011	1,603,184	$3.91

The remaining unrecognized compensation cost amounting to $5,674,247 as of March 31, 2011, is expected to be recognized over the remaining weighted average period of 0.9 years, according to the contractual terms of those non-vested share awards.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

10. Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of March 31, 2011, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

11. Subsequent Events

11.1 Controlled Equity Offering

Subsequent to March 31, 2011, the Company sold 25,000 common shares resulting in net proceeds of $0.1 million pursuant to the Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, entered into on October 12, 2010, relating to the offer and sale up to 15,000,000 common shares. A total of 6,919,900 common shares have been sold under the Controlled Equity Offering as of May 27, 2011.

11.2 Credit Facilities

On April 22, 2011, a secured loan facility was signed with Credit Suisse AG for an amount of up to $26.0 million to partly finance the purchase of the CMA CGM Kingfish (refer Note 3). The loan was drawn in full on April 27, 2011, and was fully repaid on May 19, 2011, following the delivery of the vessel to Box Ships.

On May 5, 2011, a secured loan facility was signed with a syndicate of major European banks led by Nordea Bank Finland Plc. for an amount of up to $89.5 million to finance 65% of the purchase price of our current drybulk newbuilding vessels (one Kamsarmax and four Handysize drybulk vessels), comprising of five advances, one for each newbuilding vessel, available upon delivery of each vessel.

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

11. Subsequent Events – Continued

11.3 Initial Public Offering of Box Ships Inc.

In April 2011, the Company's wholly-owned subsidiary, Box Ships Inc., or Box Ships, successfully completed an initial public offering of 11,000,000 shares of its common stock at an initial public offering price of $12.00 per share, or the IPO. Box Ships' common stock trades on the New York Stock Exchange under the symbol "TEU."

Upon the closing of the IPO, the Company surrendered its 100 shares of Box Ships' common stock and entered into the below transactions with Box Ships. Following the delivery of all of the vessels that Box Ships agreed to acquire in connection with the IPO, the Company will own approximately 21.3% of the outstanding common stock of Box Ships.

1.
On April 19, 2011, the Company entered into a Memoranda of Agreement for the sale of the containerships Box Voyager and Box Trader to Box Ships, in consideration for an aggregate of 2,266,600 shares of Box Ships' common stock and $69.2 million in cash. On April 29, 2011, the Company repaid the $46.4 million outstanding under the secured loan agreement relating to the Box Trader and the Box Voyager and completed the sale and delivery of the vessels to Box Ships. As a result of the consideration received by the Company, being partly based on the price of Box Ships' common stock on the delivery date of the vessels, the Company will record in the second quarter of 2011, a loss of approximately $8.7 million.

2.
On April 19, 2011, the Company entered into a Memorandum of Agreement for the sale of the containership CMA CGM Kingfish to Box Ships, in consideration for 1,170,900 shares of Box Ships' common stock and approximately $35.8 million in cash. The Company completed the sale and delivery of the vessel to Box Ships on May 19, 2011. As a result of the consideration received by the Company, being partly based on the price of Box Ships' common stock on the delivery date of the vessel, the Company will record in the second quarter of 2011, a loss of approximately $5.9 million.

3.
The Company agreed to make available to Box Ships an unsecured credit facility of up to $30.0 million for the purpose of partly financing Box Ships' initial fleet and minimum liquidity requirements. This facility will bear interest at LIBOR plus 4.0%, and any amounts drawn will be repayable in full by the second anniversary of the closing of the IPO. As of May 27, 2011, no amounts have been drawn under this facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 27, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Interim Chief Financial Officer